                                                              FILE NO. 333-51973

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                       TO
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6


For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact name of Trust:    FIDELITY DEFINED TRUSTS SERIES F

B.   Name of Depositor:      NATIONAL FINANCIAL SERVICES CORPORATION

C.   Complete address of Depositor's principal executive offices:
                                               82 Devonshire Street N7A
                                               Boston, Massachusetts  02109-3614

D.   Name and complete address of agents for service:
     NATIONAL FINANCIAL SERVICES CORPORATION         CHAPMAN AND CUTLER
     Attention: David J. Pearlman                    Attention: Mark J. Kneedy
     82 Devonshire Street N7A                        111 West Monroe Street
     Boston, Massachusetts 02109-3614                Chicago, Illinois 60603

E. Title and amount of securities being registered: An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to the public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
                           THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on May 13, 1998 pursuant to Rule 487.



--------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                             FIDELITY DEFINED TRUSTS
                                    SERIES F
                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                        FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

 1.   (a) Name of trust                     )       Prospectus Front Cover Page

      (b) Title of securities issued        )       Prospectus Front Cover Page

 2.   Name and address of Depositor         )       Essential Information
                                            )       The Sponsor

 3.   Name and address of Trustee           )       Essential Information
                                            )       Trust Administration

 4.   Name and address of principal         )       Public Offering of Units
        underwriter

 5.   Organization of trust                 )       The Trusts

 6.   Execution and termination of          )       The Trusts
        Trust Indenture and Agreement       )       Trust Administration

 7.   Changes of Name                       )       *

 8.   Fiscal year                           )       *

 9.   Material Litigation                   )       *



                                      -I-

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

10.   General information regarding            )  The Trusts
       trust's securities and                  )  Tax Status
       rights of security holders              )  Public Offering of Units
                                               )  Unitholders
                                               )  Trust Administration

11.   Type of securities comprising            )  Prospectus Front Cover Page
        units                                  )  The Trusts
                                               )  Portfolio

12.   Certain information regarding            )  *
        periodic payment certificates          )

13.   (a)  Load, fees, charges and expenses    )  Prospectus Front Cover Page
                                               )  Essential Information
                                               )  Portfolio
                                               )
                                               )  Trust Expenses
                                               )  Public Offering of Units
                                               )  Unitholders and Sponsor

      (b)  Certain information regarding       )
            periodic payment plan              )  *
            certificates                       )

      (c)  Certain percentages                 )  Prospectus Front Cover Page
                                               )  Essential Information

      (d)  Variations in fees among certain    )  Public Offering of Units
            classes of holders                 )  Unitholders

      (e)  Certain other fees, expenses or     )  Trust Expenses
            charges payable by holders         )  Unitholders

      (f)  Certain profits to be received      )  Public Offering of Units
            by depositor, principal            )  Public Offering of Units
            underwriter, trustee or any        )  Portfolio
            affiliated persons                 )

      (g)  Ratio of annual charges             )  *
            to income                          )

14.   Issuance of trust's securities           )  Unitholders



                                      -II-

15.   Receipt and handling of payments         )  Public Offering of Units
       from purchasers                         )

16.   Acquisition and disposition of           )  The Trusts
       underlying securities                   )  Unitholders
                                               )  Trust Administration

17.   Withdrawal or redemption                 )  Unitholders
                                               )  Trust Administration

18.   (a)  Receipt and disposition             )  Prospectus Front Cover Page
            of income                          )  Unitholders

      (b)  Reinvestment of distributions       )  Distribution Reinvestment

      (c)  Reserves or special funds           )  Trust Expenses
                                               )  Unitholders

      (d)  Schedule of distributions           )  *

19.   Records, accounts and reports            )  Unitholders
                                               )  Trust Administration

20.   Certain miscellaneous provisions         )  Trust Administration
       of Trust Agreement                      )

21.   Loans to security holders                )  *

22.   Limitations on liability                 )  Portfolio
                                               )  Trust Administration

23.   Bonding arrangements                     )  *

24.   Other material provisions of             )  *
      Trust Indenture Agreement                )

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              Persons of Depositor

25.   Organization of Depositor                )  Trust Administration

26.   Fees received by Depositor               )  *

27.   Business of Depositor                    )  Trust Administration



                                      -III-

28.   Certain information as to                )  The Sponsor
       officials and affiliated                )
       persons of Depositor                    )

29.   Companies owning securities              )  The Sponsor
       of Depositor                            )

30.   Controlling persons of Depositor         )  The Sponsor

31.   Compensation of Officers of              )  *
       Depositor                               )

32.   Compensation of Directors                )  *

33.   Compensation to Employees                )  *

34.   Compensation to other persons            )  *

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.   Distribution of trust's securities       )  Public Offering of Units
       by states                               )

36.   Suspension of sales of trust's           )  *
       securities                              )

37.   Revocation of authority to               )  *
       distribute                              )

38.   (a)  Method of distribution              )

      (b)  Underwriting agreements             )  Public Offering of Units

      (c)  Selling agreements                  )

39.   (a)  Organization of principal           )  *
             underwriter                       )

      (b)  N.A.S.D. membership by              )  *
             principal underwriter             )

40.   Certain fees received by                 )  *
        principal underwriter                  )

41.   (a) Business of principal                )  Trust Administration
           underwriter                         )


                                      -IV-

      (b) Branch offices of principal          )  *
           underwriter                         )

      (c) Salesmen of principal                )  *
           underwriter                         )

42.   Ownership of securities of               )  *
       the trust                               )

43.   Certain brokerage commissions            )  *
       received by principal underwriter       )

44.   (a) Method of valuation                  )  Prospectus Front Cover Page
                                               )  Essential Information
                                               )  Trust Expenses
                                               )  Public Offering of Units

      (b) Schedule as to offering              )  *
             price                             )

      (c) Variation in offering price          )  *
           to certain persons                  )

45.   Suspension of Redemption Rights          )  *

46.   (a) Redemption valuation                 )  Unitholders
                                               )  Trust Administration

      (b) Schedule as to redemption            )  *
           price                               )

47.   Purchase and sale of interests           )  Public Offering of Units
        in underlying securities               )  Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.   Organization and regulation of           )  Trust Administration
        Trustee                                )

49.   Fees and expenses of Trustee             )  Essential Information
                                               )  Trust Expenses

50.   Trustee's lien                           )  Trust Expenses


                                      -V-

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.   Insurance of holders of trust's          )  Trust Expenses
        securities                             )

52.   (a) Provisions of trust agreement        )
           with respect to replacement         )  Trust Administration
           or elimination portfolio            )
           securities                          )

      (b) Transactions involving               )
           elimination of underlying           )  *
           securities                          )

      (c) Policy regarding substitution        )  Trust Administration
           or elimination of underlying        )
           securities                          )

      (d) Fundamental policy not               )  *
           otherwise covered                   )

53.   Tax Status of trust                      )  Tax Status

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.   Trust's securities during                )  *
       last ten years                          )

55.                                            )
56.   Certain information regarding            )  *
57.    periodic payment certificates           )
58.                                            )

59.   Financial statements (Instructions       )  Report of Independent
       1(c) to Form S-6)                       )  Auditors Statements of
                                                  Condition


--------------------
* Inapplicable, omitted, answer negative or not required



                                      -VI-

                                          FIDELITY
                                          DEFINED TRUSTS
                                          SERIES F

                                          -- Rolling Government Series 5,
                                             GNMA Portfolio

                                          -- Investment Grade Series 5,
                                             Intermediate Insured Corporate
                                             Portfolio

                                          -- Investment Grade Series 6,
                                             Corporate Portfolio

                                          PROSPECTUS
                                          MAY 13, 1998

                                          FIDELITY INVESTMENTS LOGO

                                          82 Devonshire Street, Boston, MA 02109


The investor is advised to read and
retain this Prospectus for future reference.

Units of the Trusts are not deposits
or obligations of, or guaranteed by,
any bank, and Units are not federally
insured or otherwise protected by the
Federal Deposit Insurance Corporation
and involve investment risk including
loss of principal.

----------------------------------------
 SPONSOR: NATIONAL FINANCIAL
    SERVICES CORPORATION
----------------------------------------

THESE SECURITIES HAVE NOT BEEN
APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE
COMMISSION NOR HAS THE
SECURITIES AND EXCHANGE
COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF
THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.

                     TABLE OF CONTENTS                        PAGE
SUMMARY.....................................................    4
ESSENTIAL INFORMATION.......................................    5
THE TRUSTS..................................................    8
ROLLING GOVERNMENT SERIES 5, GNMA PORTFOLIO.................    8
INVESTMENT GRADE SERIES 5, INTERMEDIATE INSURED CORPORATE
  PORTFOLIO.................................................   11
INVESTMENT GRADE SERIES 6, CORPORATE PORTFOLIO..............   14
REPORT OF INDEPENDENT AUDITORS..............................   16
STATEMENTS OF CONDITION.....................................   17
TRUST INFORMATION...........................................   18
     General Information....................................   18
     Risk Factors...........................................   19
     Rating of Units........................................   25
     Insurance on the Bonds.................................   25
     Retirement Plans.......................................   26
     Tax Status.............................................   26
     Distribution Reinvestment..............................   33
     Interest, Estimated Long-Term Return and Estimated
      Current Return........................................   34
     Public Offering of Units...............................   35
     Market For Units.......................................   38
     Redemption.............................................   39
     Unitholders............................................   40
     Investment Supervision.................................   43
     Trust Administration...................................   43
     Trust Expenses.........................................   45
     The Sponsor............................................   46
     Legal Opinions.........................................   47
     Independent Auditors...................................   47
DESCRIPTION OF RATINGS......................................   47
ESTIMATED CASH FLOWS TO UNITHOLDERS.........................   51


THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.
                            ------------------------

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUSTS, THE TRUSTEE, OR THE SPONSOR. THE TRUSTS ARE REGISTERED AS UNIT INVESTMENT TRUSTS UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUSTS OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
                            ------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

ROLLING GOVERNMENT SERIES -- Rolling Government Series 5, GNMA Portfolio was formed to provide safety of capital as is consistent with current income and current monthly distributions of interest through an investment in a portfolio primarily consisting of taxable mortgage-backed securities of the fully modified pass-through type, the payments of principal and interest on which are fully guaranteed by the Government National Mortgage Association ("GNMA"). The Trust has been designed to minimize the effect of principal payments and prepayments by providing for the reinvestment of all distributions of principal into additional GNMA securities which have similar maturities and interest rates as the GNMA securities upon which the principal was received. The Sponsor will direct the Trustee to reinvest such distributions during the period when, in the opinion of the Sponsor, such reinvestment is practical (the "Reinvestment Period"). The Sponsor currently expects the Reinvestment Period to last approximately five years from the Initial Date of Deposit. Units of the Trust are rated "AAA" by Standard & Poor's, a Division of The McGraw-Hill Companies ("Standard & Poor's").



INVESTMENT GRADE SERIES - Investment Grade Series 5, Intermediate Insured Corporate Portfolio was created to provide a high level of current income through an investment in a fixed portfolio primarily consisting of corporate debt obligations ("Bonds") issued after July 18, 1984. The Trust has been designed to maintain an intermediate dollar weighted maturity of approximately
8.08 years. The Trust's Portfolio has been laddered so that approximately 20% of the securities included in the portfolio will mature and the proceeds thereof will be distributed to the Unitholders annually commencing in 2004. Insurance guaranteeing the scheduled payment of principal and interest on all of the Bonds in such Trust has been obtained directly by the issuer of such Bonds or by the Sponsor from MBIA Insurance Corporation or other insurers. THE INSURANCE DOES NOT RELATE TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. As a result of such insurance, the Units of Investment Grade Series 5, Insured Corporate Portfolio are rated "AAA" by Standard & Poor's.



Investment Grade Series 6, Corporate Portfolio was created to provide a high level of current income through an investment in a fixed portfolio consisting primarily of intermediate-term investment grade corporate debt obligations issued after July 18, 1984. The Trust has been designed to maintain an intermediate dollar weighted maturity of approximately 9.78 years.

                                    SUMMARY

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of a Trust during the initial offering period is equal to a pro rata share of the offering prices of the Securities in such Trust plus or minus a pro rata share of cash, if any, in the Principal Account of such Trust, plus accrued interest and the applicable sales charge indicated under "Essential Information." The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Securities in each Trust plus or minus a pro rata share of cash, if any, in the Principal Account of such Trust, plus accrued interest plus the applicable sales charge indicated under "Trust Information -- Public Offering of Units -- Public Offering Price." The sales charge is reduced on a graduated scale for sales involving at least $100,000 or 10,000 Units and will be applied on whichever basis is more favorable to the investor. The minimum amount which an investor may purchase of a Trust is $5,000.

REINVESTMENT. Certain Unitholders may be eligible to elect for distributions of principal and/or interest to be automatically invested, without a sales charge, in shares of certain mutual funds managed by Fidelity Management & Research Company, an affiliate of the Sponsor. Please ask your financial consultant regarding the availability of distribution reinvestment.

ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." There is no assurance that either the present Estimated Current Return or the present Estimated Long-Term Return will be realized in the future. See "Interest, Estimated Long-Term Return and Estimated Current Return" for information regarding the calculation of each figure.

MARKET FOR UNITS. After the initial offering period, the Sponsor, while under no obligation to do so, intends to maintain a market for the Units and to offer to repurchase such Units at prices which are based on the aggregate bid side evaluation of the Securities in a Trust plus accrued interest.

RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Security when due, the general condition of the relevant securities market, economic recession, volatile interest rates, early call provisions and changes to the tax status of the Securities. Rolling Government Series 5 is subject to the additional risk that the GNMA securities included in the Trust may be prepaid more quickly than expected and that, during the reinvestment period, the Trustee may be unable to reinvest principal into additional Securities. See "Risk Factors" in each Trust section and "Trust Information -- Risk Factors."

                        FIDELITY DEFINED TRUSTS SERIES F

                             ESSENTIAL INFORMATION

AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 13, 1998

  SPONSOR:                         NATIONAL FINANCIAL SERVICES CORPORATION
  EVALUATOR:                       MULLER DATA CORPORATION
  TRUSTEE:                         THE CHASE MANHATTAN BANK

                                                               ROLLING      INVESTMENT    INVESTMENT
                                                              GOVERNMENT      GRADE         GRADE
                                                               SERIES 5      SERIES 5      SERIES 6
                                                              ----------    ----------    ----------
Principal Amount of Securities..............................   $500,000      $500,000     $1,000,000
Principal Amount of Securities per Unit (1).................   $  10.06      $  10.06     $    10.06
Number of Units.............................................     49,702        49,702         99,404
Fractional Undivided Interest per Unit......................   1/49,702      1/49,702       1/99,404
Estimated Current Return based on Public Offering
  Price (2).................................................       6.91%         5.90%          6.04%
Estimated Long-Term Return (2)..............................       6.43%         5.36%          5.73%
Calculation of Public Offering Price:
    Aggregate Offering Price of Securities..................   $514,530      $510,745     $1,003,055
    Aggregate Offering Price of Securities per Unit.........   $10.3523      $10.2761     $  10.0907
    Plus Total Sales Charge per Unit (3)....................   $  .4356      $  .4329     $   0.4261
    Less Deferred Sales Charge per Unit.....................   $ (.0601)     $ (.0601)    $   (.0601)
Public Offering Price per Unit..............................   $10.7278      $10.6489     $  10.4567
Total Sales Charge (3):
    As a percentage of Public Offering Price per Unit.......      4.060%        4.065%         4.075%
    As a percentage of net amount invested..................      4.232%        4.237%         4.248%
Calculation of Estimated Net Annual Interest Income
  per Unit (4)
    Estimated Annual Interest Income........................   $  .7545      $  .6511     $    .6540
    Less: Estimated Annual Expense..........................   $  .0133      $  .0229     $    .0228
    Estimated Net Annual Interest Income....................   $  .7412      $  .6282     $    .6312
    First Payment per Unit..................................   $  .0453      $  .0384     $    .0386
    Estimated Normal Monthly Distribution per Unit..........   $  .0618      $  .0524     $    .0526
Trustee's Annual Fee and Estimated Expenses per Unit (5)....   $  .0090      $  .0169     $    .0170
Maximum Evaluator's Evaluation Fee per Evaluation...........   $  .0005      $  .0008     $    .0008
Maximum Sponsor's Annual Surveillance Fee per Unit..........   $  .0010      $  .0010     $    .0010
Estimated Annual Organizational Expenses per Unit (6).......   $  .0018      $  .0030     $    .0028
Estimated Average Life of Securities........................      12.04yrs.      8.08yrs.       9.78yrs.
Date of Trust Agreements....................................    5/13/98       5/13/98        5/13/98
First Settlement Date.......................................    5/18/98       5/18/98        5/18/98
Mandatory Termination Date (7)..............................     1/1/31        1/1/09         1/1/09

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 4:15 p.m. Eastern Time) next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

---------------


(1)Because certain of the Securities in a Trust may from time to time be sold, redeemed, prepaid or will mature in accordance with their terms, there is no guarantee that the value of each Unit at a Trust's termination will be equal to the Principal Amount of Securities per Unit stated above.



(2) For information concerning the calculation of Estimated Current Return and Estimated Long-Term Return see "Trust Information -- Interest, Estimated Long-Term Return and Estimated Current Return." The Estimated Current Returns and Estimated Long-Term Returns set forth above will be greater for transactions entitled to a reduced sales charge. See "Trust
    Information -- Public Offering of Units -- Public Offering Price." The returns set forth above are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.



(3)The total sales charge on the Initial Date of Deposit consists of an initial sales charge of 3.5% of the Public Offering Price and a deferred sales charge of $.0601 per Unit. In no event will the total sales charge exceed 4.5% of the Public Offering Price (4.712% of the net amount invested). The deferred sales charge is payable at the rate of $.00167 per Unit per month on each Record Date commencing in January, 1999 through December, 2001. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. See "Fee Table" and "Trust Information -- Public Offering of
   Units -- Public Offering Price." Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Income Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.



(4)Unitholders will receive interest distributions monthly. The Record Date for the Investment Grade Series is the 10th day of the month, commencing June, 1998 and the distribution date is the 20th day of the month, commencing June, 1998. The Record Date for the Rolling Government Series is the first day of the month, commencing June, 1998 and the distribution date is the 20th day of the month, commencing June, 1998. The actual net annual interest income per Unit will vary with changes in fees and expenses and principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. See "The Trusts" and "Trust Information -- Interest, Estimated Long-Term Return and Estimated Current Return." Distributions of principal will occur as set forth under "Unitholders -- Distributions to Unitholders."



(5)The Trustee's annual fee includes $0.07 per $1,000 principal amount of Securities which is paid to the Sponsor in return for its providing certain bookkeeping and administrative services to the Trusts. See "Trust Information -- Trust Expenses."



(6)Each Trust (and therefore Unitholders of the respective Trusts) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolios, legal fees and the initial fees and expenses of the Trustee, but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period or over the life of a Trust if the term of such Trust is less than five years. See "Trust Information -- Trust Expenses" and "Statements of Condition."



(7) A Trust may be terminated prior to the Mandatory Termination Date if the principal value of such Trust is 20% or less (40% or less in the case of the Rolling Government Series) of the total aggregate principal amount of Securities deposited in such Trust during the initial offering period.

                                   FEE TABLE


This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering of Units -- Public Offering Price" and "Trust Expenses." Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming a public offering price of $10.



                                                               ROLLING     INVESTMENT   INVESTMENT
                                                              GOVERNMENT     GRADE        GRADE
                                                               SERIES 5     SERIES 5     SERIES 6
UNITHOLDER TRANSACTION EXPENSES                               ----------   ----------   ----------
    Initial sales charge imposed on purchase (as a
      percentage of offering price).........................    3.500%       3.500%       3.500%
    Deferred sales charge (as a percentage of offering
      price) (1)............................................     .601%        .601%        .601%
                                                                -----        -----        -----
    Total initial sales charge (2)..........................    4.101%       4.101%       4.101%
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS)
    Trustee's fee...........................................     .090%        .169%        .170%
    Portfolio supervision and evaluation fees...............     .015%        .018%        .018%
    Organizational expenses.................................     .018%        .030%        .028%
    Other operating expenses................................     .010%        .012%        .012%
                                                                -----        -----        -----
        Total...............................................     .133%        .229%        .228%
                                                                =====        =====        =====



An investor would pay the following expenses on a $1,000
  investment generating a 5% annual return, assuming an
  estimated expense ratio of:...............................     .133%        .229%        .228%



                                                               ROLLING     INVESTMENT   INVESTMENT
                                                              GOVERNMENT     GRADE        GRADE
                                                               SERIES 5     SERIES 5     SERIES 6
CUMULATIVE EXPENSES PAID FOR PERIOD OF:                       ----------   ----------   ----------
1 year......................................................    $42          $43          $43
3 years.....................................................    $45          $47          $47
5 years.....................................................    $48          $52          $52
10 years....................................................    $56          $63          $63


The example assumes reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered as a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.


(1) The actual fee is $.00167 per Unit per month, irrespective of purchase or redemption price, deducted monthly for 36 months. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 0.601%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 0.601%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected.



(2) The total initial sales charge for each Trust is equal to 3.5% of the Public Offering Price plus the maximum deferred sales charge ($.0601 per Unit). In no event will the total sales charge exceed 4.5% of the Public Offering Price.

THE TRUSTS

Fidelity Defined Trusts Series F consists of the underlying separate unit investment trusts set forth above. The various trusts are collectively referred to herein as the "Fidelity Defined Trusts," "the Fidelity Advisor Defined Trusts" or the "Trusts." Each Trust is divided into "Units" representing equal shares of the underlying assets of such Trust. Rolling Government Series 5, GNMA Portfolio is referred to herein as the "GNMA Portfolio," Investment Grade Series 5, Intermediate Insured Corporate Portfolio is referred to herein as the "Insured Corporate Portfolio," and Investment Grade Series 6, Corporate Portfolio is referred to herein as the "Corporate Portfolio." Each of the Trusts is separate and is designated by a different series number. Each of the Trusts was created under the laws of the State of New York pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between National Financial Services Corporation (the "Sponsor") and The Chase Manhattan Bank (the "Trustee").*

As used herein, the terms defined below shall have the following meanings:
"Securities" and "Bonds" shall mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit; "GNMA Securities" and "Ginnie Maes" shall mean the obligations (and contracts for the purchase thereof) included in the GNMA Portfolio; "Insured Corporate Bonds" shall mean the obligations (and contracts) included in the Insured Corporate Portfolio; and "Corporate Bonds" shall mean the obligations (and contracts) included in the Corporate Portfolio.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trusts as set forth under "Essential Information." In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under "Essential Information."

Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the related Trust will remain the same. To the extent that any Units are redeemed by the Trustee, or additional Units are issued, the fractional undivided interest in a Trust (set forth under "Essential Information") represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

                  ROLLING GOVERNMENT SERIES 5, GNMA PORTFOLIO

THE TRUST PORTFOLIO

Rolling Government Series 5, GNMA Portfolio was formed for the purpose of obtaining safety of capital as is consistent with current income and current monthly distributions of interest through investment in a portfolio primarily consisting of taxable-mortgage-backed securities of the fully modified pass-through type, the payment of principal and interest on which is fully

---------------

(*) Reference is made to the Trust Agreements and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.

guaranteed by GNMA. In an effort to minimize the effect of principal payments and prepayments during the period when, in the Sponsor's opinion, such reinvestment is practical (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all distributions of principal into additional GNMA securities which are similar as to maturity and interest rates as the GNMA securities upon which the principal was received. The Sponsor currently expects the Reinvestment Period to last approximately five years from the Initial Date of Deposit. Subsequent to the Reinvestment Period, amounts of principal will be distributed as in accordance with interest distributions.

In selecting Ginnie Maes for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the types of such securities available; (ii) the prices and yields of such securities relative to other comparable securities, including the extent to which such securities are trading at a premium or at a discount from par; and (iii) the maturities of such securities. See "Portfolio" for information with respect to the Securities initially selected for deposit in the Trust. The Ginnie Maes included in the Trust are backed by the indebtedness secured by the mortgages contained in the underlying mortgage pools.

Standard & Poor's has rated the Units of the Trust "AAA." This is the highest rating assigned by Standard & Poor's. See "Rating of Units."

REINVESTMENT

During the Reinvestment Period, the Sponsor will direct the Trustee to reinvest all payments and prepayments of principal from the underlying Ginnie Maes into additional Ginnie Mae securities which have similar maturities and interest rates as the Securities upon which the principal was received. Reinvestment of principal into additional Ginnie Maes during periods when interest rates are at a level different from those prevailing at the Initial Date of Deposit will have the effect of increasing or decreasing monthly distributions of interest income from the Trust. Reinvestment of principal into the Ginnie Maes eligible for inclusion in the Trust will also have the effect of increasing the par value of the Units for reinvestment during periods of increasing interest rates from those prevailing at the Initial Date of Deposit and decreasing the par value of the Units during periods of declining interest rates. There may be times when the Principal Account of the Trust has cash which cannot be reinvested because additional Ginnie Maes are not available or the amount of cash in the Principal Account is insufficient to buy additional Ginnie Maes without the Trust incurring disproportionate expenses. During these periods, the amounts in the Principal Account will remain uninvested, thus reducing the return to Unitholders. Amounts, if any, which cannot be reinvested during the Reinvestment Period will be distributed to Unitholders semiannually unless the amount available for distribution is less than $0.01 per Unit. In such a circumstance, Unitholders should be aware that at the time of the receipt of such principal they may not be able to reinvest such principal in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unitholders had the principal been reinvested. In addition, principal will not be reinvested and will be distributed to Unitholders if required to maintain the status of the Trust as a "regulated investment company." See "Trust Information -- Tax-Status -- Regulated Investment Company." The costs of acquiring the additional Ginnie Maes will be borne by the Trust and hence, the Unitholders. Although it is currently anticipated that the Trustee will purchase Ginnie Maes directly from market makers, the Trustee may retain the Sponsor to purchase the additional Ginnie Maes and pay them usual and customary brokerage commissions. There will be no attempt to time or delay the purchase of additional Ginnie Maes for reinvestment to take advantage of market movements.

TAX STATUS

Rolling Government Series 5, GNMA Portfolio has been created as a regulated investment company for federal tax reasons. For information concerning the Trust's status as a regulated investment company see "Trust Information -- Tax Status -- Regulated Investment Company."

RISK FACTORS

The Portfolio of the Trust consists of contracts to purchase Ginnie Maes fully guaranteed as to payments of principal and interest by GNMA. Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range set forth in the Portfolio. Current market conditions accord no difference in price among individual Ginnie Mae securities within certain ranges of stated maturity dates on the basis of the difference in the maturity dates of each Ginnie Mae. A purchase of Ginnie Maes with the same coupon rate and maturity date within such range will be considered an acquisition of the same security for both additional deposits and for the reinvestment of principal. In the future, however, the difference in maturity ranges could affect market value of the individual Ginnie Maes. At such time, any additional purchases by the Trust will take into account the maturities of the individual securities. The mortgages underlying the Ginnie Maes in the Trust have an original stated maturity of up to 30 years.

The reinvestment of principal by the Trustee in additional Ginnie Maes may result in Securities being acquired at a market discount or market premium (see "Trust Information -- Risk Factors -- General"). See "Trust Information -- Risk Factors -- GNMA Securities" for a general discussion of the risks associated with an investment in GNMA securities.

During the Reinvestment Period, the Sponsor will direct the Trustee to reinvest principal payments and prepayments into additional securities. Precise duplication of the Ginnie Maes may not be possible because fractions of Ginnie Maes may not be purchased and substantially similar securities may not be available, but duplication will be the goal of the Sponsor with respect to the purchase of additional securities. Principal amounts which cannot be reinvested will be distributed to Unitholders semiannually unless the amount available for distribution is less than $0.01 per Unit. After the Reinvestment Period, principal will not be reinvested and will be distributed monthly to Unitholders. See "Trust Information -- Unitholders -- Distributions to Unitholders."


During the Reinvestment Period, the pro rata share of cash in the Principal Account which has not been reinvested or committed for reinvestment will be computed as of the 1st day of each June and December and distributions to the Unitholders as of the related Record Date will be made on the 20th day of the respective month. After the Reinvestment Period, the pro rata share of cash in the Principal Account will also be computed as of the first day of each month and distributions to the Unitholders as of the related Record Date will be made on the 20th day of such month. Proceeds from the disposition of any of the Securities or amounts representing principal on the Securities received after such Record Date and prior to the following Distribution Date will be held in the Principal Account and not distributed until the next Distribution Date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $0.01 per Unit. See "Trust Information -- Unitholders -- Distributions to Unitholders."



ROLLING GOVERNMENT SERIES 5, GNMA PORTFOLIO


AS OF THE INITIAL DATE OF DEPOSIT: MAY 13, 1998

GOVERNMENT NATIONAL MORTGAGE ASSOCIATION, MODIFIED
PASS-THROUGH MORTGAGE-BACKED SECURITIES


                                    COST OF       COST OF
                      YEARS OF     SECURITIES    SECURITIES      PROFIT
             COUPON    STATED      TO SPONSOR     TO TRUST     OR (LOSS)
   AMOUNT     RATE    MATURITY        (1)           (2)        TO SPONSOR
   ------    ------   --------     ----------    ----------    ----------
  $500,000   7.50%    2027-2029     $513,985      $514,530        $545


---------------


(1) All Securities on the Initial Date of Deposit are represented by the Sponsor's contracts to purchase such Securities. Such contracts were acquired by the Sponsor on May 8, 1998. Interest will begin accruing to the benefit of Unitholders from

    May 18, 1998, the First Settlement Date of the Trust. The cost of Securities to Sponsor and Profit or (Loss) to Sponsor reflects portfolio hedging transaction costs, hedging gains or losses and certain other carrying costs.

(2) The cost of the Securities to the Trust represents the offering side evaluation of the Securities as determined by Muller Data Corporation. The offering side evaluation is greater than the current bid side evaluation of the Securities which is the basis on which Redemption Price per Unit is determined. The aggregate value based on the bid side evaluation at the opening of business on the Initial Date of Deposit was $513,905, which is $625 ($.01 per Unit) lower than the aggregate cost of the Securities to the Trust based on the offering side evaluation.

In addition to the information as to the GNMA fully modified pass-through mortgage-backed Securities set forth above, the Trustee will furnish Unitholders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each such Security in the Portfolio upon written request.

      INVESTMENT GRADE SERIES 5, INTERMEDIATE INSURED CORPORATE PORTFOLIO

THE TRUST PORTFOLIO

Investment Grade Series 5, Intermediate Insured Corporate Portfolio consists primarily of a fixed portfolio of corporate debt obligations ("Bonds") issued after July 18, 1984. The Insured Corporate Portfolio was created to provide a high level of current income. For foreign investors who are not United States citizens or residents, interest income from the Intermediate Insured Corporate Portfolio may not be subject to federal withholding taxes if certain conditions are met. See "Trust Information -- Tax Status -- Grantor Trust."

The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of intermediate term taxable fixed income securities issued by corporate obligors with greater diversification than investors might be able to acquire individually. Diversification of the Trust assets will not eliminate the risk of loss always inherent in the ownership of securities. In addition, Bonds of the type deposited in the Trust often are not available in small amounts.

The selection of Bonds for the Trust was based largely upon the experience and judgment of the Sponsor. In making such selections the Sponsor considered the following factors: (i) the price of the Bonds relative to other issues of similar quality and maturity; (ii) the diversification of the Bonds as to location of issuer, (iii) the income to the Unitholders of the Trust; (iv) whether the Bonds were insured or the availability and cost of insurance for the scheduled payment of principal and interest on the Bonds; (v) whether the Bonds were issued after July 18, 1984; and (vi) the stated maturity of the Bonds.

As of the Initial Date of Deposit, all of the Bonds in the Trust's portfolio other than any U.S. Treasury Obligations are rated "Aaa" by Moody's and "AAA" by Standard & Poor's. Standard & Poor's states that "bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and principal is extremely strong." Moody's states that bonds "which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations." See "Trust Information -- Insurance on the Bonds." Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, the Trust would not be required to eliminate the Bond from the Trust, but such event may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "Trust Information -- Investment Supervision."

Insurance guaranteeing the scheduled payment of principal and interest on all of the Bonds in the Trust has been obtained directly by the issuer of such Bonds or by the Sponsor from MBIA Insurance Corporation or other insurers. As a result of such insurance, the Units of the Trust are rated "AAA" by Standard & Poor's.

TAX STATUS

Investment Grade Series 5, Intermediate Insured Corporate Portfolio has been created as a grantor trust for federal tax reasons. For information concerning the Trust's status as a grantor trust see "Trust Information -- Tax Status -- Grantor Trust."

                                  RISK FACTORS

CORPORATE ISSUES

The majority of the Bonds in the Trust are corporate debt obligations. While each of the Bonds in the Trust are insured and "AAA" rated, an investment in the Trust should nevertheless be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail, including credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed rate, debt obligations generally. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future. The portfolio consists of Bonds that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital structurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might result in the ratings of the Bonds and the value of the underlying portfolio being reduced. For additional information concerning the risks associated with an investment in bonds of corporate issuers see "Trust Information -- Risk Factors -- Corporate Bonds."

ZERO COUPON U.S. TREASURY OBLIGATIONS

Certain of the Bonds in the Trust may be "zero coupon" U.S. Treasury bonds. See footnote (6) to the "Portfolio." Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all earnings during the life of the discount obligation. The implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which make regular interest payments. See "Trust Information -- Risk Factors -- U.S. Treasury Obligations" and "Trust Information -- Risk Factors -- General" for additional information concerning the risks of investing in zero coupon U.S. Treasury bonds.

                           INVESTMENT GRADE SERIES 5



INTERMEDIATE INSURED CORPORATE PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: MAY 13, 1998



                                                             RATING(2)
                                                         -----------------                    COST OF
  AGGREGATE      NAME OF ISSUER                                   STANDARD    REDEMPTION     BONDS TO
  PRINCIPAL          (1)(5)          COUPON   MATURITY   MOODY'S  & POOR'S   PROVISIONS(3)   TRUST(4)
  ---------      --------------      ------   --------   -------  --------   -------------   --------
  $100,000    National Rural         6.000%   1/15/04      Aaa     AAA       Non-Callable    $100,416
              Utilities
  $100,000    GMAC                   6.625%   10/15/05     Aaa     AAA       Non-Callable    $102,365
  $100,000    GTE Corp               6.360%   4/15/06      Aaa     AAA       Non-Callable    $100,824
  $100,000    Pacific Bell (SW       6.625%   7/15/07      Aaa     AAA       Non-Callable    $103,621
              Bell)
  $100,000    Ford Motor Credit      6.750%   8/15/08      Aaa     AAA       Non-Callable    $103,519
  --------                                                                                   --------
  $500,000                                                                                   $510,745
  ========                                                                                   ========


---------------


All Bonds in the Trust are insured by MBIA. The insurance was obtained either directly by the issuer of the Bonds or by the Sponsor.



(1) Contracts to acquire Bonds were entered into by the Sponsor on May 8, 1998. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) All the Bonds in the Trust except for any U.S. Treasury Obligations are insured by MBIA and therefore are rated AAA by Standard & Poor's and Aaa by Moody's. See "Trust Information -- Insurance on the Bonds." Also, the Units of the Trust are rated AAA by Standard & Poor's (see "Trust Information -- Rating of Units").

(3) There is shown under this heading the year in which each issue of Bonds is initially or currently redeemable and the redemption price for that year; unless otherwise indicated. Each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. "S.F." indicates that a sinking fund is established with respect to that issue of Bonds.

(4) During the initial offering period, evaluations of Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which the Redemption Price will be determined for purposes of redemption of Units after the initial offering period.

(5) Other information regarding the Bonds in the Trust, at the opening of business on the Initial Date of Deposit, is as follows:


                                                                                                 BID
                                                        COST OF                     ANNUAL       SIDE
                                                         BONDS       PROFIT OR     INTEREST     VALUE
                                                           TO        (LOSS) TO      INCOME        OF
                                                        SPONSOR       SPONSOR      TO TRUST     BONDS
                                                        -------      ---------     --------     -----
Investment of Grade Series 5..........................  $510,673        $72        $32,360     $509,495


The Cost of Bonds to the Sponsor and Profit or (Loss) to Sponsor reflect the cost of insurance obtained by the Sponsor for individual Bonds, portfolio hedging transaction costs, hedging gains or losses, and certain other carrying costs.

                 INVESTMENT GRADE SERIES 6, CORPORATE PORTFOLIO

THE TRUST PORTFOLIO

Investment Grade Series 6, Corporate Portfolio was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting of investment grade, corporate debt obligations issued after July 18, 1984. For foreign investors who are not United States citizens or residents, interest income from the Corporate Portfolio may not be subject to federal withholding taxes if certain conditions are met. See "Trust Information -- Tax Status -- Grantor Trust."

The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of intermediate term taxable fixed income securities issued by corporate obligors with greater diversification than investors might be able to acquire individually. Diversification of the Trust assets will not eliminate the risk of loss always inherent in the ownership of securities. In addition, Bonds of the type deposited in the Trust often are not available in small amounts.

The selection of Bonds for the Trust was based largely upon the experience and judgment of the Sponsor. In making such selections the Sponsor considered the following factors: (i) the price of the Bonds relative to other issues of similar quality and maturity; (ii) the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers; (iii) the diversification of the Bonds as to location of issuer; (iv) the income to the Unitholders of the Trust; (v) whether the Bonds were issued after July 18, 1984; and (vi) the stated maturity of the Bonds.

As of the Initial Date of Deposit, all of the Bonds in the Trust are rated "A" or better by Moody's, Standard & Poor's or Duff & Phelps. See "Trust Information -- Description of Ratings" and "Portfolio" below. Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, the Trust would not be required to eliminate the Bond from the Trust, but such event may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "Trust Information -- Investment Supervision."

TAX STATUS

Investment Grade Series 6, Corporate Portfolio has been created as a grantor trust for federal tax reasons. For information concerning the Trust's status as a grantor trust see "Trust Information -- Tax Status -- Grantor Trust."

RISK FACTORS

An investment in Units of the Trust should be made with an understanding of the risks that an investment in fixed rate, corporate debt obligations may entail, including credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, debt obligations generally. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future. The portfolio consists of Bonds that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital structurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might result in the ratings of the Bonds and the value of the underlying portfolio being reduced. See "Trust Information -- Risk Factors -- Corporate Securities" for additional risk factors concerning corporate debt obligations.

                           INVESTMENT GRADE SERIES 6

CORPORATE PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: MAY 13, 1998

                                                                       RATING(2)
                                                                  -------------------    REDEMPTION     COST OF
 AGGREGATE           NAME OF ISSUER                                         STANDARD     PROVISIONS     BONDS TO
 PRINCIPAL               (1)(5)             COUPON    MATURITY    MOODY'S   & POOR'S         (3)        TRUST(4)
 ---------    ----------------------------  ------    --------    -------   --------     ----------     --------
$  100,000    Philip Morris                  7.200%    2/1/07      A2        A*-        Non-Callable   $  102,979
$  100,000    Sears Roebuck Acceptance       6.700%   9/18/07      A2         A-        Non-Callable   $  101,793
$  100,000    GAP Inc.                       6.900%   9/15/07      A2         A         Non-Callable   $  104,031
$  100,000    NationsBank                    6.375%   2/15/08     A1*+       A*+        Non-Callable   $   99,880
$  100,000    BankBoston NA                  6.375%   4/15/08      A2         A-        Non-Callable   $   99,450
$  100,000    GTE Corp                       6.460%   4/15/08     Baa1        A         Non-Callable   $   99,776
$  100,000    Wells Fargo & Co.              6.250%   4/15/08      A2         A-        Non-Callable   $   98,760
$  100,000    General Motors                 6.375%    5/1/08      A2         A         Non-Callable   $   99,669
$  100,000    First Union Corp.              6.000%  10/30/08      A2         A-        Non-Callable   $   96,833
$  100,000    Ford Motor Credit              6.375%   11/5/08      A1         A         Non-Callable   $   99,884
----------                                                                                             ----------
$1,000,000                                                                                             $1,003,055
==========                                                                                             ==========

---------------

(1) Contracts to acquire Bonds were entered into by the Sponsor on May 8, 1998. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.

(2) A brief description of the applicable Standard & Poor's, Moody's and Duff & Phelps rating symbols and their meanings is set forth under "Trust Information -- Description of Ratings." "N.R." indicates that the issue has not been rated by that rating agency.

(3) There is shown under this heading the year in which each issue of Bonds is initially or currently redeemable and the redemption price for that year. Unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter but not below par value. The prices at which the Bonds may be redeemed on called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to Trust. In addition, certain bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds.

(4) During the initial offering period, evaluations of Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which the Redemption Price will be determined for purposes of redemption of Units after the initial offering period.

(5) Other information regarding the Bonds in the Trust, at the opening of business on the Initial Date of Deposit, is as follows:

                                                                                             ANNUAL
                                                                COST OF       PROFIT OR     INTEREST     BID SIDE
                                                              SECURITIES      (LOSS) TO      INCOME      VALUE OF
                                                              TO SPONSOR       SPONSOR      TO TRUST      BONDS
                                                              ----------      ---------     --------     --------
    Investment Grade Series 6...............................  $1,002,913        $142        $65,010     $1,000,555

The Cost of Securities to Sponsor and Profit or (Loss) to Sponsor reflect portfolio hedging transaction costs, hedging gains or losses, and certain other carrying costs.

                         REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS
FIDELITY DEFINED TRUSTS SERIES F

We have audited the accompanying statements of condition and the related portfolios of Fidelity Defined Trusts Series F (Rolling Government Series 5, GNMA Portfolio, Investment Grade Series 5, Intermediate Insured Corporate Portfolio and Investment Grade Series 6, Corporate Portfolio) as of the opening of business, May 13, 1998. The statements of condition and portfolios are the responsibility of the Trustee and the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of Securities owned at May 13, 1998 and a letter of credit deposited to purchase Securities by correspondence with The Chase Manhattan Bank, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee and the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Defined Trusts Series F (Rolling Government Series 5, GNMA Portfolio, Investment Grade Series 5, Intermediate Insured Corporate Portfolio and Investment Grade Series 6, Corporate Portfolio) as of the opening of business, May 13, 1998, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

New York, New York
May 13, 1998

                        FIDELITY DEFINED TRUSTS SERIES F



STATEMENTS OF CONDITION AT THE OPENING OF BUSINESS ON MAY 13, 1998, THE INITIAL DATE OF DEPOSIT



                                                                ROLLING      INVESTMENT      INVESTMENT
                                                              GOVERNMENT        GRADE          GRADE
                                                               SERIES 5       SERIES 5        SERIES 6
                                                              ----------     ----------      ----------
INVESTMENT IN SECURITIES
Contracts to purchase Securities(1).........................   $514,530       $510,745       $1,003,055
Organizational costs(2).....................................     27,407         36,892           34,842
Accrued interest to Initial Date of Deposit on underlying
  Securities(1)(3)..........................................      1,250          6,848            7,835
                                                               --------       --------       ----------
    Total...................................................   $543,187       $554,485       $1,045,732
                                                               ========       ========       ==========
Number of Units.............................................     49,702         49,702           99,404
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities --
  Payment of deferred sales charge..........................   $  2,987       $  2,987       $    5,974
  Accrued organizational costs(2)...........................     27,407         36,892           34,842
  Accrued interest payable to Sponsor(1)(3).................      1,250          6,848            7,835
Interest of Unitholders --
  Cost to investors(4)......................................    533,192        529,272        1,039,437
  Less: Gross underwriting commission(4)....................    (21,645)       (21,514)         (42,356)
                                                               --------       --------       ----------
  Net interest to Unitholders(1)(3)(4)......................   $511,543       $507,758       $  997,081
                                                               --------       --------       ----------
    Total...................................................   $543,187       $554,485       $1,045,732
                                                               ========       ========       ==========


---------------

NOTES:


(1) The aggregate value of the Securities listed in each "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Muller Data Corporation on the bases set forth under "Trust Information -- Public Offering of Units -- Public Offering Price" based on prices as of the opening of business on May 13, 1998. The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $2,200,000 which has been deposited with the Trustee.



(2) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs which will be deferred and amortized over five years or over the life of the Trust if the term of such Trust is less than five years. Organizational costs have been estimated based on a projected size of $25,000,000 for both Investment Grade Series and $30,000,000 for the Rolling Government Series. To the extent a Trust is larger or smaller, the estimate will vary.



(3) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date for distribution to the Sponsor as the Unitholder of Record.



(4) The aggregate public offering price includes a sales charge for the Trust as set forth under "Essential Information," assuming all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units the sales charge is reduced (see "Trust Information -- Public Offering of Units -- Public Offering Price") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

                               TRUST INFORMATION

GENERAL INFORMATION

Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.

Securities in certain of the Trusts may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Portfolio" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Unitholders will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust Portfolio (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

Replacement Securities must be purchased within 20 days after the Sponsor receives notice that a contract to deliver a Security will not be honored and the purchase price of such securities may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities
(i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) must not cause the Units of such Trust to cease to be rated AAA by the appropriate rating agency if the Units were so rated on the Initial Date of Deposit and (vi) in the case of an Insured Trust, must be insured prior to acquisition by a Trust. In connection with an Insured Corporate Portfolio or Corporate Portfolio, Replacement Securities also must (i) be intermediate or long-term, as applicable, corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached and (ii) be issued after July 18, 1984 if interest thereon is United States source income. Whenever a Replacement Security is acquired, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. With the exception of a Rolling Government Series, once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities, the Sponsor will refund the principal and accrued interest attributable to such Failed Securities and the pro rata portion of the sales charge attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trusts.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust to the date the Sponsor removes the Failed Securities from the Trust or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the Initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "Trust Information -- Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the occurrence of certain extraordinary circumstances or, in the case of the Rolling Government Series, in connection with a reinvestment of principal. See "Trust Information -- Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. See "Portfolio" for each Trust for a description of applicable redemption provisions. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. See "Trust Information -- Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Trust Information -- Tax Status."

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "Trust Information -- Redemption."

RISK FACTORS

U.S. Treasury Obligations. U.S. Treasury Obligations are direct obligations of the United States and are backed by its full faith and credit although the Units are not so backed. The U.S. Treasury Obligations are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust which contains U.S. Treasury Obligations should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.

GNMA Securities. An investment in Units of the GNMA Portfolio should be made with an understanding of the risks inherent therein, including the risk that the value of the portfolio and hence of the Units will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long term obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.

The Ginnie Maes are backed by the indebtedness secured by underlying mortgage pools of long-term mortgages on 1- to 4- family dwellings. The pool of mortgages underlying a new issue of Ginnie Maes is assembled by an issuer which is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

During the Reinvestment Period for the GNMA Portfolio, the Sponsor will direct the Trustee to reinvest principal payments and prepayments into additional securities. While precise duplication of the Ginnie Maes to be purchased with reinvested principal is the goal of the Sponsor, this may not be possible because fractions of Ginnie Maes may not be purchased and substantially similar securities may not be available. Principal amounts which cannot be reinvested will be distributed to Unitholders of such Trust semiannually unless the amount available for distribution is less than $0.01 per Unit. After the Reinvestment Period, principal will not be reinvested and will be distributed monthly (subject to amount limitations) to Unitholders.

The mortgages underlying a Ginnie Mae may be prepaid at any time without any significant premium or penalty at the option of the mortgagors. It has been the experience of the mortgage industry that the average life of mortgages comparable to those contained in the GNMA Portfolio, owing to prepayments, refinancings and payments from foreclosures is considerably less than the stated maturity set forth in "Essential Information." A lower or higher return on Units may occur depending on (i) whether the price at which the respective Ginnie Maes were acquired by the Trust is lower or higher than par (which represents the price at which such Ginnie Maes will be redeemed upon prepayment), (ii) whether principal is reinvested or distributed to Unitholders and (iii) if reinvestment occurs, whether the Ginnie Maes purchased by the Trustee with reinvested principal are purchased at a premium or discount from par. During periods of declining interest rates, prepayments of Ginnie Maes may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates. In such a case, (i) the reinvestment of principal may be at prices which result in a lower return on Units or (ii) principal will be distributed to Unitholders who cannot reinvest such principal distributions in other securities at an attractive yield.

The Ginnie Maes in the GNMA Portfolio are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the GNMA Portfolio are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so. Any statement in this Prospectus that a particular Security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the portfolio and not the Units offered hereby.

A number of factors, including homeowners' mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in the Trust. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, to the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the experience of the FHA, other mortgage lenders or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the Trust. Therefore, the termination of the Trust might be accelerated as a result of prepayments made as described herein.

Public Utility Issues. Certain of the Bonds in an Insured Corporate Portfolio may be obligations of public utility issuers. In general, public utilities are regulated monopolies engaged in the business of supplying light, water, power, heat, transportation or means of communication. Historically, the utilities industry has provided investors with high levels of reliability, stability and relative total return on their investments. However, an investment in an Insured Corporate Portfolio should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital markets in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in an Insured Corporate Portfolio to make payments of principal and/or interest on such Bonds.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. Also, changes in certain accounting standards currently under consideration by the Federal Accounting Standards Board could cause significant write-downs of assets and reductions in earnings for many investor-owned utilities. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other hand.

Certain of the issuers of the Bonds in an Insured Corporate Portfolio may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

In view of the uncertainties discussed above, there can be no assurance that any bond issuer's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a bond issuer could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations or on a bond issuer's ability to make interest and principal payments on its outstanding debt.

Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any utility Bonds in a Trust to make payments due on these Bonds.

In addition, the ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements. Courts in Washington and Idaho have held that certain agreements between Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint action power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

Corporate Bonds. An investment in Units of a Corporate Portfolio or an Insured Corporate Portfolio should be made with an understanding of the risks that an investment in fixed rate, investment grade corporate debt obligations may entail, including the risk that the value of the Units will decline with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, debt obligations generally. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

The Corporate Portfolio is considered to be concentrated in debt obligations of financial institutions. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. The repeal of banking regulations which prohibited mergers has led to increased competition from both newly-expanded banks and from nonbank competitors.

Banks and thrifts are highly dependent on net interest income. Recently, bank profits have come under pressure as net interest margins have contracted but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsides, this income is expected to diminish to a lower level. Economic conditions in the real estate markets, which have been weak in the recent past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computer systems. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts have warned that it will be difficult for banks to determine their potential loan losses related to year 2000 credit risk.

Should the issuer of any Bond default in the payment of principal or interest, a Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts (if any) recovered by a Trust in payment under the defaulted Bond may not be reflected in the value of the Units until actually received by a Trust, and depending upon when a Unitholder purchases or sells his Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

General. Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. See "Trust Information -- Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Certain of the Securities in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Securities have an offering side valuation which represents a premium over par or, for original issue discount Securities, a premium over the accreted value. To the extent that the Securities were deposited in the Trusts at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium securities generally pay a higher rate of interest than securities priced at or below par, the effect of the redemption of premium securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such securities bears to the total par amount of Securities in a Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Securities are eligible for redemption. See "Portfolio" for each Trust for the earliest scheduled call date and the initial redemption price for each Security.

Certain of the Securities in certain of the Trusts may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. A Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Securities in the portfolio other than the zero coupon bonds are called or redeemed in order to pay expenses of a Trust or in case a Trust is terminated. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Trust Information -- Tax Status."

Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. At this time, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Securities contained in the Trusts, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trusts.

Litigation. To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

RATING OF UNITS

Standard & Poor's has rated the Units of the GNMA Portfolio and the Insured Corporate Portfolio "AAA." This is the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is very strong. Standard & Poor's has been compensated by the Sponsor for its services in rating Units of the Trusts.

A Standard & Poor's rating (as described by Standard & Poor's) on the units of an investment trust (hereinafter referred to collectively as "units" or "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor. Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

Securities in an Insured Corporate Portfolio for which insurance has been obtained by the issuer or the Sponsor (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc. ("Moody's")) may or may not have a higher yield than uninsured Securities rated "AAA" by Standard & Poor's or "Aaa" by Moody's. In selecting Securities for an Insured Corporate Portfolio, the Sponsor has applied the criteria hereinbefore described.

INSURANCE ON THE BONDS

All Bonds in an Insured Corporate Portfolio except for any U.S. Treasury obligations are insured as to the scheduled payment of interest and principal either by the issuer of the Bonds or by the Sponsor under a financial guaranty insurance policy obtained from MBIA Insurance Corporation ("MBIA"). The premium for each such insurance policy has been paid in advance by such issuer or the Sponsor and each such policy is non-cancellable and will remain in force so long as the Bonds are outstanding and MBIA remains in business. No premiums for such insurance are paid by an Insured Corporate Portfolio. If MBIA is unable to meet its obligations under its policy or if the rating assigned to the claims-paying ability of MBIA deteriorates, no other insurer has any obligation to insure any issue adversely affected by either of these events.

The aforementioned insurance guarantees the scheduled payment of principal and interest on all of the Bonds in an Insured Corporate Portfolio except for any U.S. Treasury obligations. It does not guarantee the market value of the Bonds or the value of the Units of the Trust. This insurance is effective so long as the Bond is outstanding, whether or not held by a Trust. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds, but the exact effect, if any, of this insurance on such market value cannot be predicted.

MBIA, formerly known as Municipal Bond Investors Insurance Corporation, is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured. The payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

Effective February 17, 1998, MBIA, Inc. acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. MBIA, Inc. then contributed the common stock of CMAC to MBIA. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks as well as its unearned premiums and contingency reserves to MBIA and MBIA has reinsured CMAC's net outstanding exposure. MBIA, Inc. is not obligated to pay the debts of or claims against CMAC.

As of December 31, 1997, MBIA had admitted assets of $5.3 billion (audited), total liabilities of $3.5 billion (audited), and total capital and surplus of $1.8 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA Corporation's financial statements prepared in accordance with statutory accounting practices are available from MBIA Corporation. The address of MBIA Corporation is 113 King Street, Armonk, New York 10504.

Moody's rates all bond issues insured by MBIA "Aaa" and short term loans "MIG l," both designated to be of the highest quality. Standard & Poor's rates all new issues by MBIA "AAA."

Because the Bonds in an Insured Corporate Portfolio (other than U.S. Treasury Obligations) are insured as to the scheduled payment of principal and interest and on the basis of the financial condition and the method of operation of MBIA, Standard & Poor's has assigned to Units in an Insured Corporate Portfolio its "AAA" investment rating. This is the highest rating assigned to securities by such rating agency. These ratings should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of a Trust or the Units thereof.

Bonds in a Trust for which insurance has been obtained by the issuer thereof or by the Sponsor from MBIA (all of which were rated "Aaa" by Moody's) may or may not have a higher yield than uninsured bonds rated "Aaa" by Moody's. In selecting Bonds for the portfolio of a Trust, the Sponsor has applied the criteria hereinbefore described.

RETIREMENT PLANS

Units of the Trusts may be suitable for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering placing an investment in a Trust on account of any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisor. The Trusts will waive the $5,000 minimum investment requirement for qualified retirement plans. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary. Consult your financial Adviser regarding eligibility requirements.

TAX STATUS

Grantor Trust

The following discussion applies only to Investment Grade Series 5, Intermediate Insured Corporate Portfolio and Investment Grade Series 6, Corporate Portfolio, each of which are organized as grantor trusts for federal tax purposes. In addition, it is assumed that the Securities are debt for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

     1. Each Trust is not an association taxable as a corporation for federal income tax purposes.

     2. Each Unitholder will be considered the owner of a pro rata portion of each of the Trust assets under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"); and the income of the Trust will be treated as income of the Unitholders. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by a Trust. Each Unitholder will also be required to include in taxable income for federal income tax purposes, original issue discount with respect to his interest in any Securities held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

     3. Each Unitholder will have a taxable event when a Security is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his or her Units will equal his tax basis in his or her pro rata portion of all the assets of the Trust. basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust assets according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Securities delivered after the date on which the Unitholders pay for their Units to the extent that such interest accrued on such Securities before the date the Unitholders pay for their Units to the extent that such interest accrued on such Securities before the date the Trust acquired ownership of the Securities (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Securities (whether by sale, taxable exchange, payment on maturity, redemption or otherwise), any gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Security which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Security which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. Original issue discount is effectively treated as interest for federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the Security's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Securities held by a Trust as such original issue discount accrues for such year even though the income is not distributed to the Unitholders during such year unless a Securities original issue discount is less than a de minimis amount as determined under Treasury Regulations. To the extent that the amount of such discount is less than the respective de minimis amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unitholders should consult their advisors regarding the federal income tax consequences and accretion of original issue discount.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under

Section 246A of the Code. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted as a result of the Tax Reform Act of 1986 certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses may be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses paid by a Trust as miscellaneous itemized deductions subject to this limitation.

Premium. If a Unitholder's tax basis of his pro rata portion in any Securities held by a Trust exceeds the amount payable by the issuer of the Security with respect to such pro rata interest upon the maturity of the Security, such excess would be considered "premium" which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult with their tax advisors regarding whether such election should be made and the manner of amortizing premium.

Original Issue Discount. Certain of the Securities in a Trust may have been acquired with "original issue discount." In the case of any Securities in a Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Securities are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Securities. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Security by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Security issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

It is possible that a Corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligations will be characterized as a distribution of stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

Market Discount. If a Unitholder's tax basis in his pro rata portion of Securities is less than the allocable portion of such Security's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. Unitholders should consult their own tax advisers regarding whether an election should be made and as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Securities, on the sale, maturity or disposition of such Securities by a Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisors regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the day his or her Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by such Trust which are not taxable as ordinary income as described above.

Recognition of Taxable Gain or Loss Upon Disposition of Obligations by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable capital gain (or loss) when a Security is disposed by a Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of a Unit. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as its accrues) as previously discussed.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

Foreign Investors. A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident of a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Security or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his taxable year, (iii) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter) and (iv) if the interest is United States source income (which is the case for most securities issued by United States issuers), the Security is issued after July 18, 1984, the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Security and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Security. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

It should be noted that the Code includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

In the opinion of Carter, Ledyard & Milburn, special counsel to the Trusts for New York tax matters each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

General. Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of the Units) will be subject to back-up withholding.

The foregoing discussion relates only to United States federal income taxes and applies only to the Investment Grade Series which are described in this Prospectus; Unitholders may be subject to foreign, state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

Because each Trust receives interest and makes monthly distributions based upon each respective Trust's expected total collections of interest and anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the Securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in his or her Units (and his or her pro rata interest in the Securities in the Trust). A Unitholder must include in taxable income the amount of income reported by such Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except, as discussed above, to the extent that the total amount of certain itemized deductions such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisors.

Regulated Investment Company

The following discussion applies only to the Rolling Government Series, which is structured to qualify as a regulated investment company for federal tax purposes. In the opinion of Chapman and Cutler, counsel or the Sponsor, under existing law:

The Rolling Government Series Trust is an association taxable as a corporation under the Code and intends to qualify on a continuing basis for and elect tax treatment as a "regulated investment company" under the Code. If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." The Trust intends to timely distribute its taxable income (including any net capital gain) to avoid the imposition of federal income tax or the excise tax. Distributions of the entire net investment income of the Trust is required by the Indenture.

The Trust intends to file its Federal income tax returns on a calendar year basis. In any taxable year of a Trust, the distributions from the Trust, other than distributions which are designated as capital gain dividends, will, to the extent of the earnings and profits of such Trust, constitute dividends for federal income tax purposes which are taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his or her Units and, to the extent that they exceed his or her basis, will be treated as a gain from the sale of his or her Units as discussed below. Distributions from the Trust will not be eligible for the 70% dividends received deduction for corporations. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust as long as the Units of such Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of the Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of the investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his or her Units. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

Distributions of the Trust's net capital gain which the Trust properly designates as capital gain dividends will be taxable to Unitholders thereof as long-term capital gains, regardless of the length of time the Units have been held by a Unitholder. However, if a Unitholder receives a long-term capital gain dividend (or is allocated a portion of a Trust's undistributed long-term capital gain) and sells his or her Units at a loss prior to holding them for 6 months, such loss will be recharacterized as long-term capital loss to the extent of such long-term capital gain received as a dividend or allocated to a Unitholder. Distributions in partial liquidation, reflecting the proceeds of prepayments, redemptions, maturities or sales of Securities from the Trust (exclusive of net capital gain) will not be taxable to Unitholders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unitholder may recognize a taxable gain (or loss) when his or her Units are sold or redeemed. Such gain or loss generally will constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unitholder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unitholder with respect to such Units during the six month period or less that the Unitholder owns the Units. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short- term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note, however, that the 1997 Act provides that the application of the rules described above in the case of pass-through entities such as the Trust will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as the Trust may designate their capital gains dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisers as to the tax rate applicable to capital gain dividends.

The 1997 Act includes other provisions that treat certain other transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge of the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

It should be noted that certain financial transactions can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If a Security has been purchased by the Trust at a market discount (i.e., for a purchase price less than its stated redemption price at maturity (or if issued with original issue discount, its "revised issue price")) unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Security will generally constitute ordinary income to the Trust to the extent of any accrued market discount unless the Trust elects to include the accrued market discount in taxable income as it accrues. The amount of market discount that is deemed to accrue each month shall generally be the amount of discount that bears the same ratio to the total amount of remaining market discount that the amount of interest paid during the accrual period (each month) bears to the total amount of interest remaining on the Security as of the beginning of the accrual period.

Additional Units of the Trust may be issued after the Initial Date of Deposit in respect of additional Securities deposited in the Trust by the Sponsor. Because of possible market interest rate fluctuations, the purchase price to the Trust of the additional Securities may differ from the purchase price of the Securities in the Trust on the Initial Date of Deposit. If interest rates decline and such additional Securities are purchased at a higher price than the Securities originally deposited, then the amounts includable in the taxable income of the Trust in proportion to the asset value of the Trust will be reduced for all Unitholders thereof, not just the Unitholders of such additional Units. Conversely, if interest rates rise and such additional Securities are purchased at a lower price than the Securities originally deposited, then the amounts includable in the taxable income of the Trust in proportion to the asset value of the Trust will be increased for all Unitholders thereof, not just the Unitholders of such additional Units.

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

Each Unitholder of the Trust shall receive an annual statement describing the tax status of the distributions paid by the Trust. The forgoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.

Foreign Investors. A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust, which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor in a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisors in this regard.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

DISTRIBUTION REINVESTMENT

Certain Unitholders of the Trusts may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of certain mutual funds which are registered in such Unitholder's state of residence and are advised by Fidelity Management & Research Company an affiliate of the Sponsor (the "Fidelity Funds"). Ask your financial consultant regarding the availability of distribution reinvestment. Since the portfolio securities and investment objectives of the Fidelity Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Fidelity Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Fidelity Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their investment professional at the time of purchase or should file with the Trustee a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Trustee an election to have such distributions reinvested without charge. Such election, and any changes thereof, must be received by the Trustee at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Trustee. See "Trust Information -- Unitholders -- Distributions to Unitholders."

INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with principal/prepayment and reinvestment (in the case of the Rolling Government Series), redemption (in the case of an Investment Grade Series), maturity, exchange or sale of the Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return (as set forth under "Essential Information") will be realized in the future. Estimated Long-Term Return is calculated using a formula which (i) considers the relative weighting, the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust, and (ii) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return (as set forth under "Essential Information") will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

Payments received in respect of mortgages underlying Ginnie Maes in the GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on mortgages underlying Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in the GNMA Portfolio are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of the GNMA Portfolio can be expected to decline. Monthly payments to the Unitholders of the GNMA Portfolio will reflect all of these factors.

PUBLIC OFFERING OF UNITS

Public Offering Price. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate offering side evaluations of the Securities in a Trust, plus or minus a pro rata share of cash, if any, in the Principal Account of such Trust plus accrued interest and an initial sales charge with respect to each Trust equal to 3.5% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.0601 per Unit for each Trust), divided by the number of outstanding Units of such Trust. Commencing in January of 1999 and monthly on each Trust's respective Record Date, through December of 2001, a deferred sales charge of $.00167 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Principal Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis (which in no event will exceed 4.5% of the Public Offering Price) is set forth in the table below. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust, plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest and an initial sales charge based upon the dollar weighted average maturity of such Trust.

The applicable sales charge per Unit for each Trust (assuming a Public Offering Price of $10 per Unit) will be as set forth in the following table:

                                                                PERCENT OF           PERCENT OF
                      AMOUNT INVESTED                         OFFERING PRICE    NET AMOUNT INVESTED
                      ---------------                         --------------    -------------------
Less than $100,000..........................................       4.101%              4.276%
$100,000 to $249,999........................................       3.851%              4.005%
$250,000 to $499,999........................................       3.601%              3.736%
$500,000 to $999,999........................................       3.351%              3.467%
$1,000,000 and up...........................................       3.101%              3.200%

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

In connection with secondary market transactions, the initial sales charge per Unit for each Trust will be set forth in the following table:

                                     DOLLAR WEIGHTED AVERAGE                    DOLLAR WEIGHTED AVERAGE
                                    MATURITY LESS THAN 5 YEARS               MATURITY GREATER THAN 5 YEARS
                             ----------------------------------------   ----------------------------------------
                                PERCENT OF           PERCENT OF            PERCENT OF           PERCENT OF
      AMOUNT INVESTED        OFFERING PRICE*    NET AMOUNT INVESTED*    OFFERING PRICE*    NET AMOUNT INVESTED*
      ---------------        ---------------    --------------------    ---------------    --------------------
Less than $100,000.........      2.500%                2.564%               3.500%                3.627%
$100,000 to $249,999.......      2.250%                2.302%               3.250%                3.359%
$250,000 to $499,999.......      2.000%                2.041%               3.000%                3.093%
$500,000 to $999,999.......      1.750%                1.781%               2.750%                2.758%
$1,000,000 and up..........      1.500%                1.523%               2.500%                2.564%

---------------

* In addition, Unitholders will also be assessed the amount of any remaining deferred sales charge payments.

The reduced sales charges resulting from quantity discounts as shown on the tables above will apply to all purchases of Units on any one day by the same purchaser from the same broker or dealer and for this purpose purchases of Units of a Trust will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account. The Sponsor intends to permit officers, directors and employees of the Sponsor and at the discretion of the Sponsor registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades. In addition, investors who purchase Units through registered brokers or dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary market, subject only to the deferred portion of the sales charge, or during the secondary market at the Public Offering Price less the concession the Sponsor typically would allow such broker-dealer. See "Trust Information -- Public Offering of Units -- Public Distribution of Units" below. In addition, investors who purchase Units of a Trust for deposit in a Fidelity sponsored 401k or other retirement plan may purchase such Units subject only to the deferred portion of the sales charge.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. The aggregate bid and offering side evaluations of the Securities shall be determined: (i) on the basis of current bid or offering prices of the Securities, (ii) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds,
(iii) by determining the value of Securities on the bid or offer side of the market by appraisal, or (iv) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase (the date of settlement), payments may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used on the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Accrued Interest. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually (monthly in the case of Ginnie Maes), although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

Comparison of Public Offering Price and Redemption Price. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (see "Trust Information - Redemption") will be determined on the basis of the current bid prices of the Securities. In the past, bid prices on securities similar to those in the Trusts have been lower than the offering prices thereof by as much as 1% or more of principal amount in the case of inactively traded bonds or as little as 1/8 to 1/4 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average approximately 1/2 of 1% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

Public Distribution of Units. The Sponsor intends to qualify the Units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers and others at prices which represent discounts or agency commissions from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts and agency commissions set forth below from time to time. In addition to such discounts and agency commissions, the Sponsor may, from time to time, pay or allow an additional discount or agency commission, in the form of cash or other compensation, to dealers and others employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. From time to time the Sponsor, pursuant to objective criteria which it has established, may pay fees to qualifying dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of a Trust. The difference between the discount or agency commission and the sales charge will be retained by the Sponsor.

The primary and secondary market concessions and agency commissions for each Trust are as follows:

                               PRIMARY MARKET                          SECONDARY MARKET
                               ---------------    ----------------------------------------------------------
                                                   DOLLAR WEIGHTED AVERAGE        DOLLAR WEIGHTED AVERAGE
                                                  MATURITY LESS THAN 5 YEARS   MATURITY GREATER THAN 5 YEARS
                                                  --------------------------   -----------------------------
Less than $100,000                 3.000%                   1.750%                        3.000%
$100,000 to $249,999               2.750%                   1.500%                        2.750%
$250,000 to $499,999               2.600%                   1.350%                        2.600%
$500,000 to $999,999               2.400%                   1.150%                        2.400%
$1,000,000 and up                  2.200%                   0.950%                        2.200%

---------------

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of unit investment trust units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to the criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

Profits of Sponsor. In addition to receiving the difference between the gross sales charge on Units of a Trust and the applicable dealer concessions, the Sponsor may also realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

MARKET FOR UNITS

You can sell your Units at any time without a fee. While not obligated to do so, the Sponsor intends to, and certain of the dealers may, maintain a market for Units of the Trusts offered hereby and buy any Units offered for sale at prices, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The Sponsor may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

REDEMPTION

A Unitholder may redeem all or a portion of his or her Units by tendering to the Trustee certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for STAMP, as may be accepted by the Trustee. Certificates should be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

On the third business day following the day on which a tender for redemption is received (the "Redemption Date") the Trustee shall make a payment of cash to the redeeming Unitholder equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding."

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust, to the extent that funds are available then from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. Due to the minimum principal amount in which certain securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "Trust Information -- Investment Supervision."

If the Sponsor elects not to purchase Units tendered for redemption, the Trustee is irrevocably authorized in its discretion, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed: (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information" next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

       A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation; and (4) unamortized organization expenses;

       B. deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "Trust Information - Trust Expenses"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any; (3) cash held for distribution to Unitholders of record, or required for redemption of Units tendered, as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

       C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of a Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the broker.

Units may be transferred by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Such request should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as provided in "Trust Information -- Redemption."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit subject to each Trust's minimum investment requirement and any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to the Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semi-annually (monthly in the case of the GNMA Portfolio), during the initial months of the Trusts the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest
(cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust (the "Distribution Dates"), the Trustee will commence distributions, in part from funds advanced by the Trustee.

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally make distributions on each Distribution Date or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date, as set forth under "Essential Information."

Unitholders of the Investment Grade Series will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. Because the period of time between the First Settlement Date and the first Distribution Date may be longer or shorter than a full period, the first distribution may be a partial distribution. In order to eliminate fluctuations in interest distributions resulting from variances in the receipt by the Trusts of interest on the underlying Securities, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust. Unitholders of the Rolling Government Series will receive their pro rata share of the balance of the Income Account on each Distribution Date. Interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption less any amounts advanced by the Trustee.

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units.

Except during the Reinvestment Period for a Rolling Government Series, the Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such Unitholder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $1.00 per 100 Units. During the Reinvestment Period for a Rolling Government Series, the pro rata share of cash in the Principal Account of such Trust which has not been reinvested or committed for reinvestment will be computed as of the 1st day of each June and December and distributed to Unitholders on the 20th day of the respective month, subject to the requirement that the amount available for distribution shall equal at least $1.00 per 100 Units.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A.  As to the Interest Account:

    1.  The amount of interest received on the Securities;

    2.  The amount paid for purchases of New Securities;

    3. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

    4. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

    5.  Any amounts credited by the Trustee to the Reserve Account;

    6. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B.  As to the Principal Account:

    1. The dates of the sale, maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;

    2. The amount paid from the Principal Account representing the principal of any Units redeemed;

    3. The amount paid for purchases of New Securities, Replacement Securities or Reinvestment Securities;

    4. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

    5.  Any amounts credited by the Trustee to the Reserve Account;

    6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C.  The following information:

    1. A list of the Securities as of the last business day of such calendar year;

    2. The number of Units outstanding on the last business day of such calendar year;

    3. The Redemption Price based on the last evaluation made during such calendar year;

    4. The amount actually distributed during such calendar year from the Interest and Principal Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time prior to the termination of the Trust tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust or entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust. No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the circumstances noted herein. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with the Rolling Government Series), the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Rolling Government Series continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (i) the issuer is in default with respect to such Securities or (ii) in the written opinion of the Sponsor the issuer will probably default with respect to such Securities in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor. The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

TRUST ADMINISTRATION

The Trustee. The Trustee is The Chase Manhattan Bank, with its principal executive office at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004-2413. Unitholders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-887-6926. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee shall keep records of all transactions at its office which shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts. Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities or shall fail to meet standards for its performance established by the Sponsor, the Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Evaluator. Muller Data Corporation serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(iii) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the Unitholders representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts of such Trust.

Limitations on Liability

The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

TRUST EXPENSES

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the December Record Date preceding any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts.

The Trustee's fee is payable on or before each Distribution Date. The Trustee has agreed to pay the Sponsor that portion of the Trustee's annual fee as set forth under "Essential Information" in return for the Sponsor providing certain bookkeeping and administrative services to its own customers.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trusts, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the lesser of five years or the life of the Trusts. The following additional charges are or may be incurred by the Trusts: (i) fees for the Trustee's extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses (not to exceed $.50 per 100 Units) and insurance costs for an Insured Corporate Portfolio, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (vii) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the Interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

NFSC is a registered broker and dealer and a member of The New York Stock Exchange, Inc., and various other national and regional exchanges. As a securities broker and dealer, NFSC is engaged in various securities trading, brokerage and clearing activities serving a diverse group of domestic corporations, institutional and individual investors, and brokers and dealers.

NFSC is a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc. NFSC was incorporated in Massachusetts, June 3, 1981. Fidelity Global Brokerage Group, Inc. is a wholly owned subsidiary of FMR Corp. ("FMR"). Edward C. Johnson 3d owns approximately 12% and Abigail P. Johnson owns approximately 24.5% of the issued and outstanding shares of the Voting Common Stock of FMR. Members of the Edward C. Johnson 3d family and trusts for their benefit control up to 49% of the voting shares of FMR.

Fidelity Management & Research Company, a subsidiary of FMR, is the management arm of Fidelity Investments, which was established in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. It is now America's largest mutual fund manager and as of March 31, 1998, it manages more than $589 billion in assets in over 36 million individual shareholder accounts.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as special counsel to the Sponsor. Carter, Ledyard & Milburn has acted as Special Counsel to the Trusts with respect to certain New York State and City tax matters affecting the Investment Grade Series 5 and 6.

INDEPENDENT AUDITORS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

DESCRIPTION OF RATINGS*

Standard & Poor's

A brief description of the applicable Standard & Poor's rating symbols and their meanings follow:

A Standard & Poor's bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as grantors, insurers, or lessees. The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II. Nature and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement, under the laws of bankruptcy and other laws affecting creditors' rights.

AAA -- Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A -- Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to all the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.
---------------

* As described by the rating company itself.

Plus (+) or Minus (-): The ratings from "AA" to "A" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

The designation "*+" or "*-" in a rating indicates that a security is under review for possible upgrade or downgrade, respectively, at the Initial Date of Deposit.

Provisional Ratings: The letter "p" indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc.

A brief description of the applicable Moody's rating symbols and their meanings follow:

Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa -- Bonds which are rated Aa are judged to be a high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A1 -- Bonds which are rated A1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the marketplace.

Baa -- Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Conditional Ratings: Bonds rated "Con( )" are ones for which the security depends upon the completion of some act or the fulfillment of some condition. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting conditions attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through B in certain areas of its bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

The designation "*+" in a rating indicates that a security is under review for possible upgrade at the Initial Date of Deposit.

Duff & Phelps Credit Rating Co. -- A brief description of the applicable Duff & Phelps Credit Rating Co. rating symbols and their meanings follow:

These ratings represent a summary opinion of the issuer's long-term fundamental quality. Rating determination is based on qualitative and quantitative factors which may vary according to the basic economic and financial characteristics of each industry and each issuer. Important considerations are vulnerability to economic cycles as well as risks related to such factors as competition, government action, regulation, technological obsolescence, demand shifts, cost structure, and management depth and expertise. The projected viability of the obligor at the trough of the cycle is a critical determination.

AAA -- Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA -- High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A -- Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

BBB -- Below average protection factors but still considered sufficient for prudent investment. Considerable variability in risk during economic cycles.

BB -- Below investment grade but deemed likely to meet obligations when due. Present or prospective financial protection factors fluctuate according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B -- Below investment grade and possessing risk that obligations will not be met when due. Financial protection factors will fluctuate widely according to economic cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC -- Well below investment grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD -- Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the estimated distributions per 100 Units of interest and principal to Unitholders. The tables assume no changes in Trust expenses (with the exception of the amortization of organizational expenses, which are being amortized over five years), no redemptions or sales of the underlying Securities prior to maturity (except for the assumption that there will be a pro rata sale of Securities based on par value, on the first three anniversary dates of the Trust in the amount necessary to cover the Deferred Sales Charge) and the receipt of all remaining principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

FIDELITY DEFINED TRUSTS
INVESTMENT GRADE SERIES 5

                                                                 ESTIMATED       ESTIMATED       ESTIMATED
                                                                  INTEREST       PRINCIPAL         TOTAL
DATES                                                           DISTRIBUTION    DISTRIBUTION    DISTRIBUTION
------------------------------------------------------------    ------------    ------------    ------------
June 1998                                                         $3.8390                        $  3.8390
July 1998 - April 1999                                             5.2351                           5.2361
May 1999 - April 2000                                              5.2242                           5.2242
May 2000 - April 2001                                              5.2134                           5.2134
May 2001 - May 2003                                                5.2025                           5.2025
June 2003 - January 2004                                           5.2267                           5.2267
February 2004                                                      4.8933         $200.00         204.8933
March 2004 - October 2005                                          4.2267                           4.2267
November 2005                                                      3.8586          200.00         203.8586
December 2005 - April 2006                                         3.1225                           3.1225
May 2006                                                           2.7692          200.00         202.7692
June 2006 - July 2007                                              2.0625                           2.0625
August 2007                                                        1.6944          200.00         201.6944
September 2007 - August 2008                                       0.9583                           0.9583
September 2008                                                     0.5833          200.00         200.5833

FIDELITY DEFINED TRUSTS
INVESTMENT GRADE SERIES 6

                                                                 ESTIMATED       ESTIMATED       ESTIMATED
                                                                  INTEREST       PRINCIPAL         TOTAL
DATES                                                           DISTRIBUTION    DISTRIBUTION    DISTRIBUTION
------------------------------------------------------------    ------------    ------------    ------------
June 1998                                                         $3.8573                        $  3.8573
July 1998 - April 1999                                             5.2600                           5.2600
May 1999 - April 2000                                              5.2491                           5.2491
May 2000 - April 2001                                              5.2382                           5.2382
May 2001 - May 2003                                                5.2273                           5.2273
June 2003 - January 2007                                           5.2499                           5.2499
February 2007                                                      5.0499         $100.00         105.0499
March 2007 - September 2007                                        4.6499                           4.6499
October 2007                                                       4.2721          200.00         204.2721
November 2007 - February 2008                                      3.5166                           3.5166
March 2008                                                         3.3395          100.00         103.3395
April 2008                                                         2.9853                           2.9853
May 2008                                                           2.2427          400.00         402.2427
June 2008 - October 2008                                           0.8636                           0.8636
November 2008                                                      0.5199          200.00         200.5199

                                                               I.ADVDT.PROSF-598

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Form of Trust Agreement for Fidelity Defined Trusts, Series F among National Financial Services Corporation as Depositor and Portfolio Supervisor, Muller Data Corporation as Evaluator and The Chase Manhattan Bank as Trustee.

1.1.1 Form of Standard Terms and Conditions of Trust for Fidelity Defined Trusts, Series 1 and certain subsequent series among National Financial Services Corporation as Depositor, Evaluator and Portfolio Supervisor and The Chase Manhattan Bank, as Trustee (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-6 (File
         No. 33-62243) filed on behalf of Fidelity Defined Trusts, Series 1).

1.4 Copy of Articles of Incorporation of National Financial Services Corporation, Depositor (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-6 (File No. 33-62243) filed on behalf of Fidelity Defined Trusts, Series 1).

1.5 Copy of By-Laws of National Financial Services Corporation, Depositor (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-6 (File No. 33-62243) filed on behalf of Fidelity Defined Trusts, Series 1).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1.1 filed herewith on page 2 and incorporated herein by reference).

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3      Opinion of Counsel as to advancement of funds by Trustee.

3.4 Opinion of Counsel as to New York income tax status of securities being registered.

4.1      Consent of Rating Agency.

4.2      Consent of Independent Auditors.

4.3      Consent of Evaluator

6.1 List of Directors and Officers of National Financial Services Corporation, Depositor (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-6 (File No. 33-62243) filed on behalf of Fidelity Defined Trusts, Series 1).

7.1 Powers of Attorney executed by the Directors and Officers of National Financial Services Corporation, Sponsor, listed on page S-3 of this Registration Statement (incorporated by reference to the initial Registration Statement on Form S-6 [File No. 333-02833] filed on behalf of Fidelity Defined Trusts, Series 1).

Ex-27    Financial Data Schedules.

                                   SIGNATURES

         The Registrant, Fidelity Defined Trusts, Series F, hereby identifies Fidelity Defined Trusts, Series 1 and Fidelity Defined Trusts, Series 2, for purposes of the representations required by Rule 487 and represents the following:

               (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

               (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

               (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Fidelity Defined Trusts, Series F has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and State of Massachusetts on the 13th day of May, 1998.

                                    FIDELITY DEFINED TRUSTS, SERIES F
                                      (Registrant)

                                    By: NATIONAL FINANCIAL SERVICES CORPORATION
                                      (Depositor)


                                    ___________________________________________
                                    David J. Pearlman
                                    Assistant Clerk

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on May 13, 1998.

       Signature                           Title

Norman R. Malo                             President and Chief Operating Officer

*James H. Messenger                        Director and Chief Executive Officer

*Timothy M. McKenna                        Director

John J. Mulherin                           Director

Kenneth A. Rathgeber                       Director

Kenneth Klipper                            Vice President and Chief
                                             Financial Officer


                                                      David j. Pearlman
                                           -------------------------------------
                                                     (Attorney-in-fact)*

--------------------

* An executed copy of the related powers of attorney were filed as Exhibit 7.1 to the initial Registration Statement for Fidelity Defined Trusts, Series 1 as filed on August 29, 1995 (File No. 333-02833) or the initial Registration Statement for Fidelity Defined Trusts, Series 5 as filed on November 21, 1997 (File No. 333-40757) and the same are hereby incorporated herein by this reference.